DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com
Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 12, 2024

VIA EDGAR

Chad Eskildsen
Division of Investment Management

Disclosure Review and Accounting Office

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Cantor Fitzgerald Infrastructure Fund, File Nos. 333-262031 and 811-23773

Dear Mr. Eskildsen:

This letter responds to oral comments on December 4, 2024 made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission in a telephone conversation with the undersigned regarding the Certified Shareholder Report on Form N-CSR for the fiscal year ended March 31, 2024, for the Cantor Fitzgerald Infrastructure Fund (the “Fund” or “Registrant”) and the Form N-PORT. For your convenience, the substance of each of the Staff’s comment has been restated below. The response of the Registrant to the comment immediately follows the restated comment.

Comment 1. In Item C.8 of the N-PORT filings, it indicates that the level of the fair value hierarchy of the Fund’s portfolio are level 1 securities. The response should be “N/A” because the NAV is calculated using the practical expedient method. Please correct it going forward.

Response. The Registrant will correct the response, when applicable, going forward.

Comment 2. In the N-CSR, because private investment funds in which the Fund invests are restricted securities, on a going forward basis, please add disclosure regarding the acquisition date and cost of these securities in accordance with Reg S-X 12-12, Footnote 8.

Response. The Registrant will correct the disclosure going forward.

Comment 3. In statement of assets and liabilities in the N-CSR, on a going forward basis, add a line item regarding unfunded commitments in accordance with Reg S-X 6-04.15.

Response. The Registrant will correct the disclosure going forward.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

December 12, 2024

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/s/ DLA Piper LLP

DLA Piper LLP